Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-121804, 333-145407 and 333-156801) pertaining to the 2003 Stock Option Plan, the 2003 Israeli Share Option Plan, the 2001 Stock option Plan, the 1999 Israel Share Option Plan and the Amended and Restated 2007 Stock Incentive Plan of Ness Technologies, Inc. and the APAR Holding Corp. Employee Equity Plan of our reports dated March 15, 2010, with respect to the consolidated financial statements of Ness Technologies, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Ness Technologies, Inc. and subsidiaries included in this Annual Report on Form 10-K for the year ended December 31, 2009.

Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
March 15, 2010	A member of Ernst & Young Global